Exhibit 99.8

THIRD SUPPLEMENT dated August 17, 2016 to the Base Prospectus dated April 18, 2016

TÜRKİYE VAKIFLAR BANKASI T.A.O.

US$7,000,000,000

Global Medium Term Note Program

This supplement (this “Supplement”) is supplemental to, and must be read in conjunction with, the Base Prospectus dated April 18, 2016 (the “Original Base Prospectus” and, as supplemented on June 13, 2016 and July 29, 2016, the “Base Prospectus”) prepared by Türkiye Vakıflar Bankası T.A.O. (the “Issuer” or the “Bank”) under the Issuer’s global medium term note program. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed thereto in the Base Prospectus.

This Supplement has been approved by the Central Bank of Ireland, as competent authority under Directive 2003/71/EC as amended (including the amendments made by Directive 2010/73/EU) (the “Prospectus Directive”). The Central Bank of Ireland only approves this Supplement as meeting the requirements imposed under Irish and European Union law pursuant to the Prospectus Directive. This document constitutes a supplement for the purposes of Article 16 of the Prospectus Directive and has been prepared and published for the purposes of incorporating into the Base Prospectus the latest financial statements and certain recent events in connection with the Issuer. As a result, certain modifications to the Base Prospectus are hereby being made.

A copy of each of the consolidated BRSA financial statements of the Group and the unconsolidated BRSA financial statements of the Issuer as of and for the six month period ended June 30, 2016 (including any notes thereto, together the “New Financial Statements”) have been filed with the Central Bank of Ireland and the Irish Stock Exchange and, by means of this Supplement, are incorporated by reference into, and form part of, the Base Prospectus. Copies of the New Financial Statements can be obtained without charge from the registered office of the Issuer and from the Issuer’s website: (i) with respect to the consolidated New Financial Statements, at http://www.vakifbank.com.tr/tas-consolidated.aspx?pageID=646 and (ii) with respect to the unconsolidated New Financial Statements, at http://www.vakifbank.com.tr/tas-bank-only.aspx?pageID=644 (such website is not, and should not be deemed to constitute, a part of, or be incorporated into, this Supplement or the Base Prospectus). The New Financial Statements, both of which are in English, were prepared as convenience translations of corresponding Turkish language BRSA financial statements (which translations the Issuer confirms are direct and accurate). The New Financial Statements were not prepared for the purpose of their incorporation by reference into the Base Prospectus.

The New Financial Statements were reviewed by Başaran Nas Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş., a member of PricewaterhouseCoopers (“PwC”), and PwC’s review reports included within the New Financial Statements note that they applied limited procedures in accordance with professional standards for a review of such information and such reports state that they did not audit and they do not express an opinion on the interim financial information in the New Financial Statements. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The financial information in the New Financial Statements is subject to any adjustments that may be necessary as a result of the audit process to be undertaken in respect of the full financial year.

In addition, this Supplement sets out in the attached pages a “Recent Developments” section relating to the New Financial Statements and additional information, which section shall, from the date hereof form part of, and be incorporated into, the Base Prospectus. Statements contained herein shall, to the extent applicable and whether expressly, by implication or otherwise, modify or supersede statements set out in, or previously incorporated by reference into, the Base Prospectus. Where there is any inconsistency between the information contained in (or incorporated by reference into) the Base Prospectus and the information contained herein (or incorporated by reference into the Base Prospectus by means of this Supplement), the information contained herein (or incorporated by reference into the Base Prospectus by means of this Supplement) shall prevail.

Except as disclosed herein (including in the New Financial Statements incorporated by reference into the Base Prospectus by means of this Supplement) and in the previous supplements to the Original Base Prospectus, there has been: (a) no significant new factor, material mistake or inaccuracy relating to the information included in the Original Base Prospectus since the publication of the Original Base Prospectus, (b) no significant change in the financial or trading position of either the Group or the Issuer since June 30, 2016, and (c) no material adverse change in the financial position or prospects of either the Group or the Issuer since December 31, 2015.

The Issuer accepts responsibility for the information contained herein. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case), the information contained herein is in accordance with the facts and contains no omission likely to affect the import of such information.

None of the Dealers or the Arranger make any representation, express or implied, or accept any responsibility, for the contents hereof or any information incorporated by reference into the Base Prospectus by means of this Supplement.

AMENDMENTS

The following amendments are made to the Base Prospectus:

SUMMARY FINANCIAL AND OTHER INFORMATION

The “Key Ratios” table on page 55 of the Original Base Prospectus is hereby amended by the addition of the following paragraph prior to such table:

The following table includes certain of the Group’s key ratios as of and for the years ended December 31, 2013, 2014 and 2015. The basis for calculation of ratios that are non-GAAP financial measures is set out in the notes below. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with the BRSA Accounting and Reporting Regulation. See “Presentation of Financial and Other Information—Non-GAAP Measures of Financial Performance.”

ADDITIONAL INFORMATION

The section entitled “Additional Information” included to the Original Base Prospectus by a supplement dated July 29, 2016 is hereby amended by the addition of the following at the end thereof:

On April 7 and August 5, 2016, the BRSA published amendments to the Regulation on Provisions and Classification of Loans and Receivables, adding new provisional articles related to loans and other receivables that banks provide to borrowers operating in the tourism and energy industries. These provisional articles provide that (among other things) the terms of loans and other receivables that are granted to these borrowers and classified under Group II (Loans and Other Receivables Under Close Monitoring) may be modified up to two times until December 31, 2016. If at least 10% of the principal and interest payments have been repaid, then these loans and other receivables may be re-classified under Group I (Loans of a Standard Nature and Other Receivables) to the extent the terms set out in the new loan agreement are satisfied. If the terms of the loans and other receivables granted to the tourism and energy industries are modified, then the banks may re-classify these loans under Group III (Loans and Other Receivables with Limited Recovery), Group IV (Loans and Other Receivables with Suspicious Recovery) and Group V (Loans and Other Receivables Having the Nature of Loss) as per the applicable provisions of the Regulation on Provisions and Classification of Loans and Receivables.

Law No. 6728, which was published in the Official Gazette on August 9, 2016, provides that interest payments on bonds are exempt from VAT. Accordingly, the tax issue resulting from the statement in the VAT Ruling regarding interest payments on bonds, which  was not effective as per the Revenue Administration’s letter dated March 18, 2015 (see “Taxation — Certain Turkish Tax Considerations — Value Added Tax”) was resolved as of August 9, 2016.

On August 9, 2016, the Central Bank announced that: (a) Turkish Lira reserve requirement ratios have been lowered by 50 basis points for all maturity brackets, (b) in the context of the Reserve Options Mechanism, which provides Turkish banks the option to hold a portion of the Turkish Lira reserve requirements in foreign exchange or standard gold, coefficients for certain tranches of the foreign exchange and gold facilities have been increased by 0.1 points, and (c) if the reserve option utilization rates remain unchanged, then approximately TL 1.1 billion and US$600 million liquidity will be provided to the Turkish financial system by these changes.

TURKISH REGULATORY ENVIRONMENT

The fourth paragraph of the section entitled “Liquidity and Reserve Requirements” on page 156 of the Original Base Prospectus is hereby deleted in its entirety and replaced by the following:

Pursuant to the Communiqué regarding Reserve Requirements, starting from August 12, 2016, the reserve requirements regarding Turkish Lira liabilities vary by category and tenor, as set forth below:

Category of Turkish Lira Liabilities	Required Reserve Ratio
1) Deposit/participation accounts (excluding deposit/participation accounts held at foreign banks)
Demand deposits, notice deposits	11.0%
Up to 1-month maturity (including 1-month)	11.0%
Up to 3-month maturity (including 3-month)	11.0%
Up to 6-month maturity (including 6-month)	8.0%
Up to 1-year maturity	6.0%
With maturities of 1-year and longer	4.5%
2) Borrowers’ deposit accounts held at development and investment banks*	11.0%
3) Other liabilities (including deposit/participation accounts held at foreign banks)
Up to 1-year maturity (including 1-year)	11.0%
Up to 3-years maturity (including 3-years)	7.5%
Longer than 3-year maturity	4.5%

* Due to laws applicable to development and investment banks, the amount deposited in such accounts cannot exceed the total outstanding loan amount extended by the relevant development and investment bank to such borrower.

RECENT DEVELOPMENTS

The following summary financial and operating data for the six month periods ended June 30, 2015 and June 30, 2016 and balance sheet information as of December 31, 2015 and June 30, 2016 have been extracted from the New Financial Statements without material adjustment. This information should be read in conjunction with the New Financial Statements (including the notes thereto). Except to the extent stated otherwise, the financial data for the Group included herein are extracted from the consolidated New Financial Statements without material adjustment. Potential investors in the Notes should note that this section also includes certain financial information for the Bank only, which is extracted from the unconsolidated New Financial Statements of the Bank without material adjustment. Such financial information is identified as being of “the Bank” in the description of the associated tables or information (rather than for the Group on a segmented basis).

The New Financial Statements are not directly comparable to the IFRS financial statements incorporated by reference into the Base Prospectus, which is prepared in accordance with IFRS and on a different consolidation basis. For a description of some of the more significant accounting differences between Turkish GAAP and/or BRSA reporting standards and IFRS, see Appendix A to the Base Prospectus.

Net Income

The Group’s net income for a period is calculated by reducing its operating income for such period by the amount of its operating expenses and taxation charge for such period. As set out in the table below, the Group’s net income increased by 66.42% for the six month period ended June 30, 2016 from the same period of the previous year, which increase was principally due to: (a) a 15.99% increase in net interest income, which was driven by an increase in net interest margins from 3.92% to 4.04% as well as an 8.96% year-over-year increase in total cash loans, (b) a 9.70% increase in other operating income and (c) an only 1.88% increase in other operating expenses resulting from decreased fee rebates and normalization of operating expenses compared to elevated levels of operating expenses in the first half of 2015 driven by additional provisions that the Bank’s subsidiary, Güneş Sigorta A.Ş., set aside as a result of a communiqué introduced by the Turkish Treasury that became effective as of January 1, 2015.

The following table sets out the components of the Group’s net income during each of the indicated periods:

	For the six month period ended June 30,
	2015	2016
	(TL thousands)
Net interest income	2,788,224	3,234,022
Net fee and commission income	424,640	407,056
Other operating income	1,101,352	1,208,157
Total operating profit	4,314,216	4,849,235
Impairment losses, net	(1,007,090)	(1,011,430)
Other operating expenses	(2,413,142)	(2,458,410)
Total operating expenses	(3,420,232)	(3,469,840)
Income/loss from equity accounted investments	16,772	20,483
Income before tax	910,756	1,399,878
Taxation charge	(248,234)	(297,308)
Net income for the period	662,522	1,102,570
Attributable to equity holders of the Bank	758,075	1,123,475
Attributable to minority interests	(95,553)	(20,905)

Operating Income

The Group’s operating income is comprised of its net interest income, net fee and commission income and other operating income. Each of these is described in greater detail below.

Net Interest Income. The Group’s net interest income is the difference between the interest income that it earns on its interest-earning assets and the interest expense that it pays on its interest-bearing liabilities, both of which are discussed in greater detail below. As set out in the table above, the Group’s net interest income for the six month period ended June 30, 2016 increased by 15.99% compared to the same period of the previous year, which increase was largely due to an increase in net interest margins from 3.92% to 4.04% as well as an 8.96% year-over-year increase in total cash loans.

In the first six months of 2016, economic conditions were volatile in many emerging markets, including Turkey, as a result of several factors, including expectations regarding slower growth in China and low commodity and oil prices, uncertainty regarding Turkey’s political and geopolitical conditions, primarily resulting from continued and intensified conflict with the PKK, the regional conflicts and the terrorist attacks in Turkey, sanctions implemented against Russia and sanctions implemented by Russia against Turkey as a result of the conflict in Syria (see “Risk Factors — Risks relating to Turkey — Terrorism and Conflicts”), all of which had a negative impact on economic growth in Turkey in the short-term and resulted in increased interest rates and higher inflation. In the first quarter of 2016, the GDP growth was 4.8% (4.0% in 2015).

In nominal terms, between December 31, 2014 and December 31, 2015, the Turkish Lira depreciated against the U.S. dollar by 25.41%. In particular, the value of the Turkish Lira depreciated against major currencies in 2015 largely due to the increased risk perception in global markets regarding the market’s expectation of the U.S. Federal Reserve’s increase of the U.S. Federal Funds rate and the uncertainty resulting from the general elections in Turkey and other political events described under “Risk Factors - Risks relating to Turkey - Political Developments.” Against these developments, the Central Bank prepared a roadmap to react to a possible rate hike by the U.S. Federal Reserve. The roadmap, which has as its base case a normalization process by the U.S. Federal Reserve, proposes the implementation of tight liquidity for the Turkish Lira, a balanced foreign exchange liquidity and financial sector policies that are supportive of a tighter monetary policy. In December 2015, the U.S. Federal Reserve raised the U.S. Federal Funds rate by 0.25%. While the impact of any future rate increase is uncertain, this initial step towards normalization reduced some volatility, permitting the Turkish Lira and certain other emerging market currencies to appreciate. In the first quarter of 2016, the Turkish Lira appreciated against the U.S. dollar by 3.19%. In this context, instead of responding to the U.S. Federal Reserve’s actions by changing the interest rates and implementing the roadmap, the Central Bank tightened further the liquidity of the Turkish Lira. On March 25, 2016, the Central Bank took its first step towards normalization and reduced its upper limit of the interest rate corridor by 25 basis points to 10.50% due to the reduction in the need for a wide interest rate corridor in line with the easing of global volatility. The Central Bank held its one-week repo rate at 7.50% and its overnight borrowing rate at 7.25%. The Central Bank announced that it plans to maintain its tight liquidity stance as a result of the improving trend in the underlying core inflation rate. On April 21, May 25, June 22 and July 20, 2016, following the appointment of the new Central Bank governor, the Central Bank reduced the upper limit of its interest rate corridor further by 50 basis points (to 10.00%), 50 basis points (to 9.50%), 50 basis points (to 9.00%) and 25 basis points (to 8.75%), respectively, but held constant its one-week repo rate at 7.50% and its overnight borrowing rate at 7.25%.

Having declined to 7.99% in March 2015, the Central Bank’s average funding rate increased initially to 8.28% in April 2015 and then climbed to 8.81% as of the end of 2015. The Central Bank’s average funding rate further increased to 9.09% in February 2016, but then subsequently decreased to below 9.00% in March 2016 due to the U.S. Federal Reserve’s dovish stance in its March 2016 meeting. The Central Bank’s average funding rate decreased to 8.21% in June 2016.

The Group’s average Turkish Lira deposit cost increased to 8.46% in the first six months of 2016 from 7.66% for the same period of the prior year due to higher prevailing interest rates as well as strong competition among Turkish banks for Turkish Lira deposits. Implementation of the Central Bank’s monetary policy is subject to a number of uncertainties, including global macroeconomic conditions and political conditions in Turkey. As global conditions have been volatile in the first half of 2016, including as a result of, among other factors, expectations regarding slower growth in China and low commodity and oil prices, monetary policy remains subject to uncertainty. The Group’s net interest margin increased to 4.04% in the first six months of 2016 from 3.92% for the same period of the prior year. The decline in yields on CPI-linked bonds was partially offset by the improving Turkish Lira core spreads, which improvement resulted from a higher increase in year-on-year Turkish Lira loan yields compared to the increase in year-on-year Turkish Lira deposit costs. The Group’s blended average security yields decreased to 8.41% in the first six months of 2016 from 8.68% for the same period of the prior year mainly due to a decrease in interest income from the contribution of CPI-linked bonds.

Interest Income. Interest income is the interest (including the amortization of interest-earning assets purchased at a discount and the interest component of lease receivables) and certain loan-related fees (such as closing fees received on project finance loans) received by the Group on its interest-earning assets, principally loans and debt securities. Interest income is a function of both the volume of interest-earning assets and the yield that the Group earns on these holdings. As set out in the table below, the Group’s interest income increased by 21.42% in the first six months of 2016 from the same period of the previous year. The following table sets out the interest earnings on the Group’s interest-earning assets during each of the indicated periods:

	For the six month period ended June 30,
	2015	2016
	(TL thousands)
Interest on loans and receivables	5,417,205	6,704,268
Interest on financial instruments	1,062,479	1,106,906
Interest on deposits at banks	39,573	57,785
Interest on money market deposits	586	316
Others	98,756	167,035
Total interest income	6,618,599	8,036,310

In the first six months of 2016, the increase in interest income was mainly due to a 8.96% increase in the size of the Group’s customer loan portfolio and higher interest rates compared to the same period of the prior year. There was a 4.18% increase in the interest on financial instruments in the first six months of 2016, despite a decrease in the contribution of CPI-linked bonds from TL 437 million in the first six months of 2015 to TL 410 million in the first six months of 2016 (the share of such securities in the Bank’s TL-denominated security portfolio increased to 43.99% as of June 30, 2016 from 41.37% as of June 30, 2015). The decrease in income from CPI-linked bonds was principally as a result of lower monthly CPI data.

Interest Expense. Interest expense is the interest and certain loan-related fee expenses (such as fees paid on syndicated loans) of the Group on its interest-bearing liabilities, principally time deposits and borrowings. As with interest income, interest expense is a function of both the volume of interest-bearing liabilities and the interest rates that the Group pays on these liabilities. As set out in the table below, the Group’s interest expense increased by 25.37% in the first six months of 2016 from the same period of 2015. The following table sets out the interest expense on the Group’s interest-bearing liabilities by category during each of the indicated periods:

	For the six month period ended June 30,
	2015	2016
	(TL thousands)
Interest on deposits	2,820,570	3,612,320
Interest on money market deposits	421,500	489,117
Interest on funds borrowed	176,723	217,789
Other interest expense	411,582	483,062
Total interest expense	3,830,375	4,802,288

In the first six months of 2016, the increase in the Group’s interest expense from the comparable period of the prior year was principally due to increased interest rates on TL deposits that reflected the aforementioned earlier rate rises by the Central Bank, strong competition in the Turkish banking sector and growth in the Group’s TL deposit base (including bank deposits) by 17.16% to TL 80,376 million (or 44.19% of total liabilities), which increased higher than the overall market on a year-on-year basis due to strong demand and retail deposit growth.

Net Fee and Commission Income. The third largest component of the Group’s operating income in the first half of 2016 was its net fee and commission income. The Group earns fee and commission income on both capital-intensive products (such as origination fees on cash loans and fees for credit cards, letters of credit and guarantees) and capital-free products (such as investment advice and brokerage fees in respect of debt and equity trading). The principal drivers for fee and commission income are the payment systems and loan products. As set out in the table below, the Group’s net fee and commission income for the first six months of 2016 decreased by 4.14% from the same period of the prior year. The primary reason for this decrease was the lack of strong loan growth and the lack of account maintenance fees due to a final decision of the Council of State prohibiting banks from collecting such fees.

The following table sets out the categories of the Group’s fee and commission income and expenses (identified by the principal business lines of the Group) and their respective amounts during each of the indicated periods:

	For the six month period ended June 30,
	2015	2016
	(TL thousands)
Fee and Commission Income
Commercial banking	296,545	216,893
Credit card fees	284,904	329,278
Retail banking	74,784	94,137
Investment banking	—	32,316
Total fee and commission income	656,233	672,624
Fee and Commission Expense
Commercial banking	231,593	265,568
Total fee and commission expense	231,593	265,568
Net fee and commission income	424,640	407,056

Other Operating Income. Other operating income includes net trading gains, net foreign exchange gains, dividend income and other items. As set out in the table below, the Group’s other operating income (including provision reversals from non-performing loans) increased by 9.70% in the first six months of 2016 from the same period of the previous year. The following table sets out the Group’s other operating income by category during each of the indicated periods:

	For the six month period ended June 30,
	2015	2016
	(TL thousands)
Dividend income	10,102	61,139
Trading gains/losses, net	52,568	19,008
Foreign exchange gains, net	66,007	51,821
Other operating income	972,675	1,076,189
Total other operating income	1,101,352	1,208,157

The increase in total other operating income in the first six months of 2016 compared to the same period of the prior year was largely a result of an increase in other operating income, which increase resulted from insurance premia and the reversal of specific provisions set aside for loans in prior periods but reversed during the first six months of 2016.

Operating Expenses

The Group’s operating expenses include business expenses such as salaries, benefits, depreciation, advertisement and rent expenses, and also include impairment losses (including provisions for non-performing loans) and (while not experienced in the periods analyzed here) any net foreign exchange and trading losses. As set out in the table below, operating expenses (including impairment losses, net) for the first six months of 2016 increased by 1.45% from the same period of the previous year, which increase was predominantly due to an increase in salary and wages. Other operating expenses for the first six months of 2016 decreased by 4.03% compared to the same period of the previous year mainly due to a decrease in repayments of certain fees to certain retail customers as a result of final court decisions requiring the Bank to repay fees charged in prior periods in connection with making certain loans (TL 59.4 million repayments in the first six months of 2016 compared to TL 127.5 million in the same period of the previous year) and an elevated level of operating expenses in the first half of 2015, which was driven by additional provisions that the Bank’s subsidiary, Güneş Sigorta A.Ş., set aside as a result of a communiqué of the Turkish Treasury that became effective as of January 1, 2015. In the second half of 2016, the Bank’s management expects a reduction in the repayment of these fees as the quarterly fee rebates have been on a decreasing trend since 2015. The following table sets out the Group’s total operating expenses by category during each of the indicated periods:

	For the six month period ended June 30,
	2015	2016
	(TL thousands)
Salaries and wages	743,133	820,717
Reserve for employee termination benefits	29,786	33,993
Depreciation expenses on tangible assets	64,895	69,017
Amortization expenses on intangible assets	9,928	12,446
Rent expenses	104,027	114,441
Advertisement expenses	38,301	39,540
Depreciation expenses on assets to be disposed	7,944	10,224
Other operating expenses(1)	1,415,128	1,358,032
Impairment losses, net	1,007,090	1,011,430
Total operating expense	3,420,232	3,469,840

(1)         Other operating expenses include various normal course expenses such as utility charges and repair and maintenance, none of which is individually material.

Impairment Losses, Net

When the Group reclassifies a loan as non-performing, it ceases to accrue interest with respect to such loan and reverses any interest accruals on such loan in its books. The Group makes provision for possible loan losses for anticipated problem loans and non-performing loans already so classified on each business day. The Group generally does not write-off non-performing loans, regardless of the amount of time they have been outstanding. See “Selected Statistical and Other Information - Summary of Loan Loss Experience”.

In addition to provisions for possible losses on cash loans and non-cash loans, the Group’s impairment losses, net include provisions for tangible and intangible assets, investment in equity participations and other receivables and (where applicable) reversal of prior year provisions.

The Group’s net provision for possible losses increased by only 0.43% to TL 1,011 thousand in the first six months of 2016 from TL 1,007 thousand in the same period of the prior year. This limited change was principally due to a decrease in general provisions resulting from lower loan growth despite the increase of loan loss provisions, which increase resulted from the increase of nominal NPLs compared to the same period of the previous year.

The Group’s nominal NPLs as of June 30, 2016 were TL 5,724 thousand, a 26.32% increase from TL 4,531 thousand as of June 30, 2015, and the Group’s NPL ratio increased to 4.19% as of June 30, 2016 from 3.63% as of June 30, 2015. The increase in the Group’s NPL ratio was principally due to slower loan growth in the first half of 2016 compared to the first half of 2015, which was partially offset by the increase in the Group’s NPL collections from TL 517.8 million to TL 444.3 million during the same period.

Taxation Charge

The Group is subject to different forms of income taxation in each market in which it has operations, although the principal driver is Turkish taxation of the Group’s income. Taxation and duties other than on income are included in operating expenses whereas taxation on income is applied to income before tax in order to determine the Group’s net income. Income taxation charges for the first six months of 2016 totaled TL 297,308 thousand, which was a 19.77% increase from TL 248,234 thousand in the same period of the prior year. The Group’s effective income tax rate (calculated based upon its reported taxation charge divided by its income before tax) was 21.24% and 27.26%, respectively, during those periods. In the first six months of 2016, the deviation from the Turkish tax rate of 20.00% was principally due to the changes in general provisions.

Financial Condition

The following table sets out the categories of the Group’s assets, liabilities and shareholders’ equity and minority interest as of each of the indicated dates:

	As of December 31, 2015		As of June 30, 2016
	Amount	% of Total	Amount	% of Total
	(TL thousands, except for percentages)
Assets
Cash and cash equivalents	21,489,914	11.34%	25,804,910	12.89%
Loans and advances to banks	6,176,019	3.26%	5,498,510	2.75%
Loans and advances to customers	125,959,679	66.44%	132,029,487	65.95%
Investment securities	26,009,702	13.72%	26,668,107	13.32%
Investment in equity participations	566,352	0.30%	585,637	0.29%
Tangible assets, net	1,654,118	0.87%	1,676,397	0.84%
Other assets	7,729,774	4.07%	7,932,348	3.96%
Total assets	189,585,558	100.00%	200,195,396	100.00%
Liabilities
Deposits from banks	5,578,475	2.94%	6,575,008	3.28%
Deposits from customers	106,431,522	56.14%	109,388,490	54.64%
Obligations under repurchase agreements	11,593,698	6.12%	14,460,584	7.22%
Loans and advances from banks (funds borrowed)	20,195,047	10.65%	20,112,677	10.05%
Debt securities issued	10,646,708	5.62%	11,914,623	5.95%
Other liabilities and accrued expenses	18,137,353	9.56%	19,439,828	9.72%
Total liabilities	172,582,803	91.03%	181,891,210	90.86%
Total shareholders’ equity and minority interest	17,002,755	8.97%	18,304,186	9.14%
Total liabilities, shareholders’ equity and minority interest	189,585,558	100.00%	200,195,396	100.00%

As set out in the table above, as of June 30, 2016 the Group’s total assets increased by 5.60% from December 31, 2015, which was largely the result of the growth in loans and advances to customers and cash and cash equivalents. As a result of the appreciation of the Turkish Lira against foreign currencies (with the Turkish Lira appreciating 1.14% against the U.S. Dollar in the first six months of 2016), the Group’s foreign currency-denominated loans increased by 3.35% on a Turkish Lira-equivalent basis; although the nominal growth was only 4.43% in U.S. dollar terms during the same period. In addition, the share of foreign exchange deposits in total deposits decreased from 32.10% as of December 31, 2015 to 30.69% as of June 30, 2016. In the first six months of 2016: (a) the Group’s total liabilities increased by 5.39% from December 31, 2015, which was largely the result of an increase in deposits from customers and obligations under repurchase agreements and securities issued, and (b) the Group’s shareholders’ equity increased by 7.65% compared to December 31, 2015 due largely to: (i) the impact of the regulations introduced by the BRSA, (ii) mark-to-market gains on its trading portfolio and subsidiaries and (iii) internal capital generation as a result of an increase in the net income in the first half of 2016.

Off-Balance Sheet Arrangements

In the normal course of business in order to meet the needs of its customers and to hedge the Group’s own positions (and generally not for speculative purposes), the Group enters into certain off-balance sheet transactions. These transactions expose the Group to credit risk that is not reflected on the Group’s balance sheet. The most significant category of such transactions includes letters of guarantee, letters of credit and other support that the Group provides to its import and export customers, as well as off-balance sheet exposure for the Group’s commitments to make loans to its borrowers, derivatives and other transactions. During the first six months of 2016, the increase in the Group’s off-balance sheet exposures from the same period of the previous year was principally the result of continued growth in the Group’s customer-facing businesses. As of June 30, 2016, the Group’s off-balance sheet exposure for letters of guarantee and letters of credit increased by 3.27% and 7.63%, respectively, while such exposure for acceptance credits decreased by 48.76% from December 31, 2015.

The following table summarizes the Group’s exposure under the principal categories of its off-balance sheet exposures as of the indicated dates:

	As of December 31, 2015	As of June 30, 2016
Letters of guarantee	26,797,593	27,673,342
Letters of credit	4,788,709	5,154,235
Acceptance credits	1,476,013	756,367
Other guarantees	57,586	84,362
Total non-cash loans	33,119,901	33,668,306
Credit card commitments	7,399,361	8,158,027
Loan granting commitments	8,494,747	8,976,990
Revocable commitments	11,797,055	11,298,166
Others	7,156,865	10,479,198
Total commitments	34,848,028	38,912,381
Total commitments and contingencies	67,967,929	72,580,687
Derivatives	50,509,681	70,982,224
Total off-balance sheet exposures	118,477,610	143,562,911

Capital Adequacy

The Group maintains regulatory capital adequacy ratios on both a Bank-only and consolidated basis in excess of the regulatory minimums required and recommended levels. The Group’s and the Bank’s total capital adequacy ratios (calculated in accordance with the BRSA Accounting and Reporting Regulation) were 14.21% and 14.52%, respectively, as of December 31, 2015 and 14.16% and 14.42%, respectively, as of June 30, 2016. The Group’s and the Bank’s “common equity Tier I” ratios (calculated in accordance with the BRSA Accounting and Reporting Regulation) were 11.03% and 11.26%, respectively, as of December 31, 2015 and 11.60% and 11.81%, respectively, as of June 30, 2016. The Group’s common equity Tier I ratio increased in the first six months of 2016 due to: (a) the impact of the regulations introduced by the BRSA, (b) mark-to-market gains on its trading portfolio and subsidiaries and (c) internal capital generation as a result of an increase in the net income in the first half of 2016. The Group’s total capital adequacy ratio decreased by five basis points as of June 30, 2016 compared to December 31, 2015 due to the reductions in the calculation of its Tier 2 capital as a result of the amendments to the 2013 Equity Regulation, which entered into force on March 31, 2016. See “Turkish Regulatory Environment — Capital Adequacy.” While 100% of the sum of marked-to-market gains is classified under core capital under Basel III, only 45% of such gains were classified under supplementary capital under Basel II.

The following table sets forth the calculation of the Group’s capital adequacy ratios as of each of the indicated dates based upon the New Financial Statements:

	As of December 31, 2015	As of June 30, 2016
	(TL thousands, except percentages)
Common equity Tier I capital	16,810,344	18,059,111
Supplementary capital (Tier II)	5,101,213	4,199,681
Total capital before deductions	21,911,557	22,258,792
Deductions from capital	(259,733)	(217,539)
Total capital	21,651,824	22,041,253

Value at credit risk	140,007,488	142,871,734
Value at market risk	1,454,400	566,475
Value at operational risk	10,950,125	12,245,360
Total risk-weighted assets	152,412,013	155,683,569

Common equity Tier I ratio	11.03%	11.60%
Total capital adequacy ratio	14.21%	14.16%

The Group’s value at credit risk increased by 2.0% from December 31, 2015 to June 30, 2016, which was lower than the 4.7% loan growth during the first six months of 2016 due to the Bank’s continued focus on the use of its capital.

Liquidity and Funding

The Group manages its assets and liabilities to seek to ensure that it has sufficient liquidity to meet its present and future financial obligations and that it is able to take advantage of appropriate business opportunities as they arise. Financial obligations arise from withdrawals of deposits, repurchase transactions, extensions of loans or other forms of credit and the Group’s own working capital needs. The Group’s principal source of funding is short-term and demand deposits, and (due to the short term nature of the deposit market) the Group has sought a diversified and stable deposit base in each of its retail, commercial, corporate and SME business lines. As of December 31, 2015 and June 30, 2016, the Group’s ratio of cash loans to customers to deposits (including bank deposits) was 112.5% and 113.9%, respectively.

Other Recent Events

The Bank, after June 30, 2016, has issued various Series of Notes under the Program denominated in U.S. dollars and other currencies. As of August 16, 2016, the aggregate outstanding nominal amount issued under the Program reached the equivalent of US$2,563 million. The Bank’s management expects to continue to issue new Series under the Program, both as private transactions (most of which have maturities of one year or less) and in transactions with larger distributions.

On May 4, 2016, the Bank issued its first series of covered bond with a size of €500 million under its residential mortgage loan covered bond program. The Bank’s management expects to continue to issue new series of covered bonds under its covered bond program.